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November 4, 2020	Cody J. Vitello Shareholder +1 312 609 7816 cvitello@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Lisa N. Larkin

Re:	Nuveen Michigan Quality Municipal Income Fund (the “Target Fund”) File No. 811-06383

To the Commission:

On behalf of the Target Fund, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 22, 2020 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Target Fund on October 20, 2020 (the “Proxy Statement”) in connection with the proposed reorganization (the “Reorganization”) of the Target Fund with and into Nuveen AMT-Free Quality Municipal Income Fund (the “Acquiring Fund”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and together as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Proxy Statement; any page references herein refer to the initial Proxy Statement. Set forth below are the staff’s comments and the Target Fund’s responses. The Target Fund is filing a Definitive Proxy Statement on Schedule 14A concurrently herewith to complete missing information and to address the comments of the staff.

General

1.	Comment: For the staff’s information, please explain the rationale for filing the Proxy Statement under Schedule 14A rather than Form N-14.

Response:    As the staff is aware, the Reorganization is part of a consolidation of the closed-end fund products of Nuveen. The Nuveen closed-end funds have various types of leverage outstanding, including preferred shares such as the AMTP Shares. Such shares were initially issued and sold on a private placement basis and are sold only to a limited number of qualified institutional buyers. When this issue was first presented, we discussed various issues with the staff, including the form to be used. Based in part on those discussions with the staff, it was determined that the preferred shares issued in the reorganizations could be issued pursuant to a private placement exemption and that a proxy statement that related to preferred shareholders should be presented in a standalone proxy statement rather than in the combined proxy

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U.S. Securities and Exchange Commission

November 4, 2020

statement/prospectus filed under Form N-14. Because the AMTP Shares issued in the Reorganization are not registered, Schedule 14A was used.

2.

Comment:    In light of references to the Target Fund holding a virtual meeting in the Q&A Section and elsewhere, please confirm that such meeting will be held in accordance with applicable staff guidance, and that you have reviewed staff guidance, applicable state law and the Target Fund’s governing documents and determined that a virtual meeting is permitted thereunder.

Response:    For the staff’s information, the Target Fund confirms that the virtual meeting will be held in accordance with applicable staff guidance and has determined that a virtual meeting is permitted under staff guidance, applicable state law and the Target Fund’s governing documents.

3.

Comment:    Please confirm that you have reviewed and will comply with the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act and will hyperlink each exhibit identified in the Part C and other information incorporated by reference.

Response: For the staff’s information, the Target Fund has reviewed the Commission’s rulemaking under the FAST Act and has hyperlinked information incorporated by reference.

4.	Comment: Please consider revising references to appendices and pagination with respect to appendices for ease of reference.

Response: The Target Fund has revised pagination with respect to such appendices for ease of reference.

Proxy Statement

5.

Comment:    In the sub-section titled, “Comparative Risk Information” beginning on page 20 of the Proxy Statement, the disclosure omits “Leverage Risk,” which was included as a comparative risk factor in the Acquiring Fund’s Registration Statement on Form N-14 filed in connection with the Reorganization (the “Registration Statement”). Please add this comparative risk factor to the Proxy Statement, or explain supplementally the reason for omitting Leverage Risk.

Response:    For the staff’s information, the Proxy Statement has been modified compared to the joint proxy statement/prospectus filed in connection with the Reorganization to add risks applicable to preferred shares and delete risks that are not applicable to preferred. Leverage risk is a risk applicable to common shares, and not preferred shares. Accordingly, the Target Fund did not include such risk in the Proxy Statement.

U.S. Securities and Exchange Commission

November 4, 2020

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7816 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Cody J. Vitello

Cody J. Vitello

Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.